SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D/A
                         (Amendment No. 2)

           Under the Securities Exchange Act of 1934

                   VILLAGE SUPER MARKET, INC.
                        (Name of Issuer)

                 Class A Common Stock, No Par Value
                   (Title of Class of Securities)

                          92701-40-9
                        (CUSIP Number)

                         Kevin Begley
                    Village Super Market, Inc.
                      733 Mountain Avenue
                     Springfield, NJ  07081
                         (973) 467-2200
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                        January 21, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]





                           SCHEDULE 13D

CUSIP No.   92701-40-9

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

                 THE SUMAS FAMILY GROUP, including
    Perry Sumas, James Sumas, Robert Sumas, William Sumas
                          and John Sumas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER          1,216,431
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          139,438
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     1,216,431
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      139,438


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                1,355,869


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [X]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    49.7%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

             Perry Sumas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER            490,445
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          139,438
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       490,445
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      139,438


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  629,883


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [X]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    30.9%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

             James Sumas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER           243,853
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          39,074
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER      243,853
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      39,074


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                 282,927


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    16.2%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

             Robert Sumas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER           200,121
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          39,074
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER      200,121
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      39,074


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                 239,195


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [X]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.0%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

             William Sumas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER            142,231
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          100,364
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       142,231
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      100,364


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  242,595


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [X]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.4%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

             John Sumas

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS                                       PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER            139,781
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER          100,364
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER       139,781
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER      100,364


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                  240,145


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [X]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    14.4%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




Schedule 13D is amended to read as follows:

Item 1.   SECURITY AND ISSUER.

          This Statement related to the Class A, Common Stock, No
Par Value, of Village Super Market, Inc. (NASDAQ-VLGEA) (the
"Issuer"), which has its principal executive office at 733 Mountain Avenue, Springfield, New Jersey 07081.


Item 2.   IDENTITY AND BACKGROUND.

          This filing is made on behalf of the Sumas Family Group and the members of the Sumas family identified below (the "Sumas Family Group"). Each member's business address is identical with that of the Issuer and each is an employee of the Issuer. No member of the Sumas Family Group has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each is a citizen of the United States of America.

          The members of the Sumas Family Group and the positions they hold with the Issuer, which for each member is his principal employment, are as follows:

   James Sumas, Chairman of the Board, Chief Executive Officer,
           and Chief Operating Officer
   Perry Sumas, President
   Robert Sumas, Executive Vice President and Secretary
   William Sumas, Executive Vice President
   John Sumas, Executive Vice President

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

Item 4.   PURPOSE OF TRANSACTION.

          By virtue of the existence of this "group", the Issuer is a "Controlled Company" within the meaning of NASDAQ Rule 4350(c)(5) and is therefore exempt from the "independent director" requirements of Rule 4350(c). Control is exercised pursuant to voting of the Class B Common Stock, No Par Value (owned by members of the Sumas Family Group. Each Class B share is entitled to 10 votes per share at all meetings of shareholders and is convertible into Class A shares on a share-for-share basis. The Sumas Family Group members hold, directly or indirectly, 146,716 shares of the Class A Common Stock and 1,167,153 shares of the Class B Common Stock. This represents 68% of the total voting power at a meeting of shareholders.

     Beneficial ownership information contained herein assumes conversion of shares of the Class B Common Stock held into shares of Class A Common Stock and thus understates the actual voting power of the Sumas Family Group.

     Additionally, 129,860 shares of the Class A Common Stock and 201,161 shares of the Class B Common Stock are held by persons who are part of the "Third Generation" of the Sumas family.
These shares are not held by the members of the Sumas Family Group, who disclaim beneficial ownership of these shares. The "First Generation" consists of Nicholas Sumas (now deceased) and Perry Sumas. The "Second Generation" consists of Nicholas Sumas' sons, James Sumas and Robert Sumas, and Perry Sumas' sons, William Sumas and John Sumas.

     The aggregate number of shares of Class B Common Stock owned by Perry Sumas and his sons, William Sumas and John Sumas, exceeds the aggregate number of shares of Class B Common Stock owned by James Sumas and Robert Sumas (the "Excess Shares"). Perry Sumas and James Sumas have entered into an agreement whereby the "Excess Shares will be voted pursuant to the mutual agreement of James Sumas and Perry Sumas." This Voting Agreement will be automatically cancelled is Perry Sumas either (i) converts the Excess Shares into shares of Class A Common Stock or
(ii) exchanges 50% of the Excess Shares for shares of Class A Common Stock owned by James Sumas.

     Neither the Sumas Family nor any of its individual members have any plans or proposals which would relate to or result in any of the transactions listed in Item 4 of Schedule l3D except that members of the group reserve the right to acquire and dispose of shares of the Issuer from time to time.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     All of the following information assumes conversion of Class
B Common Stock into Class A Common Stock.

     The Sumas Family Group has beneficial ownership of 1,355,869 shares or 49.7% of the Class A Common Stock of which 1,216,431 shares or 45.1% is sole beneficial ownership and 139,438 shares or 9.0% constitutes shared beneficial ownership. Such sole and shared beneficial ownership is of both voting and dispositive power.

     Perry Sumas has beneficial ownership of 629,883 shares or 30.9% of the Class A Common Stock of which 490,445 shares or 24.4% is sole beneficial ownership and 139,438 shares or 9.0% constitutes shared beneficial ownership. Such sole and shared beneficial ownership is of both voting and dispositive power.

     James Sumas has beneficial ownership of 282,927 shares or 16.2% of the Class A Common Stock of which 243,853 shares or 14.0% is sole beneficial ownership and 39,074 shares or 2.6% constitutes shared beneficial ownership. Such sole and shared beneficial ownership is of both voting and dispositive power.

     Robert Sumas has beneficial ownership of 239,195 shares or 14.0% of the Class A Common Stock of which 200,121 shares or 11.7% is sole beneficial ownership and 39,074 shares or 2.6% constitutes shared beneficial ownership. Such sole and shared beneficial ownership is of both voting and dispositive power.

     William Sumas has beneficial ownership of 242,595 shares or 14.4% of the Class A Common Stock of which 142,231 shares or 8.6% is sole beneficial ownership and 100,364 shares or 6.5% constitutes shared beneficial ownership. Such sole and shared beneficial ownership is of both voting and dispositive power.

     John Sumas has beneficial ownership of 240,145 shares or 14.4% of the Class A Common Stock of which 139,781 shares or 8.5% is sole beneficial ownership and 100,364 shares or 6.5% constitutes shared beneficial ownership. Such sole and shared beneficial ownership is of both voting and dispositive power.

     There have been no transactions in securities of the Issuer in the past 60 days by the Sumas Family Group members except for transactions reported on Form 4 which filings are incorporated herein by reference.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     (A) Agreement pursuant to Rule 13-1(k) to file a joint statement.

     (B)   Voting Agreement dated March 4, 1987 (described in
Item 4) which exhibit is filed as part of Amendment No. 1 to this
Schedule 13D.



                            SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                    PERRY SUMAS
                                   ______________________
                                    Perry Sumas



                                    JAMES SUMAS
                                   ______________________
                                    James Sumas



                                    ROBERT SUMAS
                                   ______________________
                                    Robert Sumas



                                    WILLIAM SUMAS
                                   ______________________
                                    William Sumas



                                    JOHN SUMAS
                                   ______________________
                                    John Sumas

Dated:  January 21, 2004


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                      AGREEMENT TO FILE
                      A JOINT STATEMENT
                      _________________

          The undersigned, acting pursuant to Rule 13d-1(k) to file a joint statement on behalf of each of the undersigned on
Schedule 13D.

          IN WITNESS WHEREOF, the undersigned have set their hands.


                                    PERRY SUMAS
                                   ______________________
                                    Perry Sumas


                                    JAMES SUMAS
                                   ______________________
                                    James Sumas



                                    ROBERT SUMAS
                                   ______________________
                                    Robert Sumas



                                    WILLIAM SUMAS
                                   ______________________
                                    William Sumas



                                    JOHN SUMAS
                                   ______________________
                                    John Sumas

Dated:   January 21, 2004